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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

February 17, 2017

Ms. Jaea Hahn

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Fund, Inc., File Nos. 811-3015 and 2-67464
Post-Effective Amendment No. 77

Dear Ms. Hahn:

On December 16, 2016, Ohio National Fund, Inc. (the “Registrant”) filed a post-effective amendment to its registration statement (the “Post-Effective Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933. On January 31, 2017, you provided comments to the Post-Effective Amendment to me by telephone.

For convenience, each of the Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the Post-Effective Amendment. Redlined changes are provided in certain portions of this letter to aid in your review. Further, all changes related to the Registrant’s responses to your comments and refining edits will be filed in Post-Effective Amendment Number 79 filed pursuant to Rule 485(b).

Comments

1. Missing information – Please confirm that any blanks or incomplete data in the registration statement will be completed in the Fund’s next Post-Effective Amendment.

Response: Registrant confirms that it will include such information in its next post-effective filing.

2. Disclosure of Acquired Fund Fees and Expenses – Please consider revising the second footnote under the “Annual Fund Operating Expenses” for brevity. Furthermore, please consider moving the disclosure regarding the expenses being estimated as a part of a footnote.

Response: Registrant has deleted the disclosure regarding estimates from the paragraph preceding the fee table, and revised the footnotes to the fee tables for each of the Portfolios as requested. Below please find the fee table and related disclosures for the ON Conservative Model Portfolio. Each Portfolio’s fee table and related disclosures have been similarly revised.

February 17, 2017

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Fees and Expenses of the Portfolio

This table describes the fees and expenses that you may pay if you buy and hold shares of the Portfolio. The table does not reflect fees or expenses that may be charged in connection with variable annuity contracts issued by the insurance companies which offer the Portfolio as an underlying investment option. If such charges were included, the following fees and expenses would be higher.

Shareholder Fees (fees paid directly from your investment): N/A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees	0.40%
Distribution and/or Service (12b-1) Fees	None
Other expenses*	0.05%
Acquired Fund Fees and Expenses**	0.56%

Total Annual Fund Operating Expenses	1.01%

*	Estimates for the current fiscal year.
**	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies.

3. Reference to high yield/high risk bonds under Principal Investment Strategies – Please add reference to “high yield/high risk bonds” noting that such investments may also be referred to as junk bonds.

Response: Registrant added clarification to each Portfolio’s Principal Investment Strategies section to make sure that any mention of “high yield/high risk bonds” is immediately accompanied by “(also called “junk bonds”)”.

4. Clarification on use of derivatives – Please tailor the derivatives disclosure under Principal Investment Strategies for each Portfolio that invests in derivatives to include the purpose of each derivative listed.

Response: Registrant notes that the Portfolios will not access derivatives directly as a principal investment strategy. The Portfolios may, as described in the prospectus, invest in underlying funds that invest in derivative instruments, but do not invest in such funds for the purpose of obtaining derivative exposure. Therefore, Registrant declines to make additional disclosure, as it believes additional disclosure may tend to overemphasize the risks associated with investment in derivative instruments; thereby unnecessarily confusing shareholders.

5. Confirmation on compliance with Section 12(d) of the Investment Company Act of 1940 – Please disclose supplementally how each Portfolio will comply with the requirements of Section 12(d) of the Investment Company Act of 1940.

Response: Registrant has obtained exemptive relief from the SEC to permit each Portfolio to operate as a “Fund of Funds” and to invest in both affiliated and unaffiliated funds in excess of the limits of section 12(d)(1) of the 1940 Act. (Release No. 30925/February 25, 2014). The order further allows each Portfolio an exemption from the requirements of Section 12(d)(1)(G) and related Rule 12d1-2 to the extent it restricts the Portfolio from investing in “Other Investments”. Registrant has adopted certain procedures to ensure the compliance with the requirements and obligations of the conditions of the order.

February 17, 2017

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6. Clarification on Principal Risks – Please review existing risk disclosures and revise to clarify whether a principal risk arises directly through a Portfolio’s investment in a particular security or indirectly through its investments in one or more underlying funds.

Response: Registrant revised the introductory disclosure under the Principal Risks section for each Portfolio as follows:

There is no assurance that the Portfolio will meet its investment objective. The value of your investment in the Portfolio and the amount of the return you receive on your investment may fluctuate significantly. You could lose money, or have less return than the market in general, by investing in the Portfolio. By investing in the Portfolio, you also indirectly assume many of the same types of risks as investing directly in the underlying funds. The risks described below are principal risks of the Portfolio. With the exception of Market Risk, Fund-of-Funds Structure Risk, and Asset Allocation Risk, the risks disclosed below arise indirectly to the Portfolio through its investment in Underlying Funds. Market Risk and Asset Allocation Risk arise both directly and indirectly to the Portfolio, and Fund-of-Funds Structure Risk arises directly as a result of the Portfolio’s investment strategy:

7. Clarification on Derivatives Risk – Please confirm and clarify whether derivative instruments will be used indirectly by the underlying funds, rather than directly by the Portfolio.

Response: Registrant notes that the Portfolios will not access derivatives directly as a principal investment strategy. Registrant further notes that existing disclosure specifies that it is the underlying funds in which a Portfolio invests that may invest in derivatives. Please see Response to Comment 4 above.

8. Clarification on Purchase and Sale of Fund Shares – Please clarify the timing of when separate accounts of the insurance companies may purchase and redeem Portfolio shares.

Response: Registrant revised the “Purchase and Sale of Fund Shares” section as follows:

Shares of the Portfolio are offered only to separate accounts of insurance companies, which use the Portfolio shares as an underlying investment for variable contracts. You may select funds and make transfers among fund options as described in your variable contract prospectus. The separate accounts of the insurance companies may purchase and redeem Portfolio shares, at their net asset value next computed after the receipt of an order to purchase or redeem Portfolio shares, on each day the New York Stock Exchange is open for unrestricted trading. Please read your variable contract prospectus for more information about your variable contract.

February 17, 2017

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9. Certain Investments and Related Risks Disclosure – Please revise the title of this section to “Principal Investment Strategies and Related Risks”. Additionally, please indicate which risks and strategies are principal to a Portfolio.

Response: Registrant has revised the title of the section to “Principal Investment Strategies and Related Risks.” Further, Registrant has added the following table and accompanying disclosure following the “Portfolio Managers’ Determination to Sell a Security” disclosure to indicate which risks and strategies are principal to the Portfolios:

The following chart summarizes the principal investment strategies and related risks of each Portfolio. These strategies, and their related risks, are accessed by a Portfolio through its investment in underlying funds.

Investments and Related Risks	ON Conservative Model Portfolio	ON Moderately Conservative Model Portfolio	ON Balanced Model Portfolio	ON Moderate Growth Model Portfolio	ON Growth Model Portfolio

Smaller Capitalization Companies	Non-Principal	Non-Principal	Non-Principal	Principal	Principal

Large Capitalization Companies	Non-Principal	Non-Principal	Non-Principal	Principal	Principal

Growth and Value oriented Companies	Non-Principal	Non-Principal	Non-Principal	Principal	Principal

Foreign Investments	Principal	Principal	Principal	Principal	Principal

Convertible Securities	Principal	Non-Principal	Non-Principal	Non-Principal	Non-Principal

Use of Derivatives	Principal	Principal	Principal	Non-Principal	Non-Principal

Options	Non-Principal	Non-Principal	Non-Principal	Non-Principal	Non-Principal

Futures and Options on Futures	Non-Principal	Non-Principal	Non-Principal	Non-Principal	Non-Principal

Swaps	Non-Principal	Non-Principal	Non-Principal	Non-Principal	Non-Principal

Debt Securities	Principal	Principal	Principal	Principal	Principal

Lower-Rated Debt Securities	Principal	Principal	Principal	Non-Principal	Non-Principal

Mortgage-Backed Securities	Principal	Principal	Non-Principal	Non-Principal	Non-Principal

Restricted and Illiquid Securities	Principal	Principal	Principal	Non-Principal	Non-Principal

Fund of Funds Risk	Principal	Principal	Principal	Principal	Principal

February 17, 2017

Pg. 5

10. Clarification on Determination to Sell a Security – Please clarify that portfolio managers’ determination to sell a security disclosure is with respect to the underlying funds of the Portfolio, not securities held by the underlying funds.

Response: Registrant has revised the “Portfolio Managers’ Determination to Sell a Security” disclosure as follows:

The portfolio managers consider a variety of factors in determining whether to sell shares of an underlying fund, including changes in market conditions, changes in prospects for the underlying fund, alternative investment possibilities and other factors they believe to be relevant.

11. Clarification on Fund History in the SAI – Please consider listing all portfolios created by the Registrant under the Fund History section in the Statement of Additional Information.

Response: Registrant notes that the Registrant will offer 25 portfolios. Rather than listing all portfolios under the Fund History section, Registrant has revised the first paragraph in the “Fund History” section as follows:

The Fund is an open-end management investment company which currently offers shares on behalf of each of 25 portfolios. Shares of ON Conservative Model Portfolio, ON Moderately Conservative Model Portfolio, ON Balanced Model Portfolio, ON Moderate Growth Model Portfolio, and ON Growth Model Portfolio (each a “Portfolio”) are offered by this SAI. The remaining 20 portfolios are offered by a separate prospectus and SAI. Each Portfolio is a diversified portfolio. At present, the Fund sells its shares only to separate accounts of The Ohio National Life Insurance Company (“ONLIC”) and National Security Life and Annuity Company (“NSLAC”) to support certain benefits under variable contracts issued by ONLIC and NSLAC. In the future, Fund shares may be used for other purposes, but unless there is a change in applicable law, they will not be sold directly to the public. For information regarding the portfolios not covered by this SAI, please call the Fund at 800.366.6654 or log onto our website at www.ohionational.com.

12. Consistent use of terms “Fund” and “Portfolio”– Please ensure consistent use of the terms “Fund” and “Portfolio” throughout the Prospectus and the Statement of Additional Information.

Response: Registrant has reviewed the prospectus and statement of additional information and made adjustments accordingly to ensure consistent use of the terms “Fund” and “Portfolio”.

13. Fundamental Investment Policy – Please confirm that the Portfolios will look through the underlying funds in which they invest to ensure that the Fund’s concentration policy is not violated.

Response: Registrant so confirms.

February 17, 2017

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14. Certain Investments and Risks in the SAI – Please clarify after each risk disclosure whether or not the risk applies to the Portfolio or underlying funds, or both.

Response: Registrant has added specific disclosure at the end of each risk disclosure as to whether it applies either solely to the Portfolio, solely to the underlying funds, or to both the Portfolio and the underlying funds. Additionally, the Registrant has added the following language to the introductory paragraph of the Certain Investments and Risks section:

By investing in the Portfolio, you also indirectly assume many of the same types of risks as investing directly in the underlying funds. The risks described below are risks of the Portfolio. Unless otherwise specifically noted, the risks disclosed below arise indirectly to the Portfolio through its investment in the underlying funds.

15. Margin Requirements for Future Contracts – Please revise the last sentence in the “Margin Requirements for Future Contracts” disclosure to remove references to any mitigating factors.

Response: Registrant has made the requested revision.

16. Use of Exchange Traded Funds – Please confirm whether or not a Portfolio may invest in passive ETFs and, if so, please revise the ETF disclosure accordingly.

Response: Registrant has revised the risk disclosure for Exchange Traded Funds to clarify that underlying funds are not restricted to investing in certain type of ETFs, which may be managed in either an active or passive manner. Additionally, the Registrant removed the disclosure regarding percentage limitation under the 1940 Act since another section of the SAI describes the Fund’s Exemptive Order in detail.

17. Removal of ETF as Part of Mutual Fund Description. Exchange Traded Funds are not mutual funds. Please remove reference to Exchange Traded Funds as a type of mutual fund under Investment Companies risk disclosure.

Response. Registrant has removed the reference.

18. Risks Associated with the Investment Activities of Other Accounts. Please clarify that investment decisions referenced in the Risks Associated with the Investment Activities of Other Accounts section correctly reference decisions for each Portfolio, not the Fund.

Response. Registrant has revised the section as requested.

19. Clarification on Timing of Purchase and Redemption of Shares. Please provide additional detail on the timing of purchase and redemption of shares.

Response. Registrant revised the first sentence of the “Purchase and Redemption of Shares” section as follows:

Fund shares are sold without a sales charge and may be redeemed at their net asset value next computed after a purchase or redemption order is received by the Fund, on each day the New York Stock Exchange is open for unrestricted trading.

February 17, 2017

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20. Incorrect Dates and Minor Corrections. Please confirm that any incorrect date references or misspellings are corrected in the Fund’s next Post-Effective Amendment.

Response. Registrant so confirms.

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Please contact me at (513) 794-6779 should you have any questions.

Sincerely,

/s/ Emily Bae
Emily Bae
Senior Assistant Counsel